Filed by North Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: North Mountain Merger Corp.
Commission File No. 001-39523
Date: April 7, 2022

Corcentric and North Mountain Merger Corp.
Analyst Day
April 7, 2022

Presenters
Mark Joyce, Executive Vice President, and Chief Accounting Officer
Doug Clark, Founder, CEO, and Chairman
Matt Clark, President, and COO
Tom Sabol, CFO
Fritz Smith, Chief Revenue Officer
Chuck Bernicker, North Mountain Merger Corp. CEO

Operator
Good morning, and thank you all for joining us. I am Mark Joyce, the Executive Vice President and Chief accounting Officer of Corcentric. We are excited to be virtually here with you today to take you through the Corcentric story. Before we begin, I'd like to remind everyone that statements made during this presentation that are not statements of historical facts, can constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results and from our forecast.

All cautionary statements that we make during this presentation are applicable to any forward-looking statements that we may make wherever they appear. You should not place undue reliance on forward-looking statements, which we assume no responsibility for updating. You should carefully consider the risks, uncertainties and other factors discussed in North Mountain Merger Corp.’s SEC filings, as well as the important notices on slides one and two, and the risk factors at the end of our presentation, which are available on the North Mountain and Corcentric investor websites.

Your presenters this morning from Corcentric include Founder, CEO and Chairman Doug Clark; President and COO, Matt Clark; CFO, Tom Sabol; and Chief Revenue Officer, Fritz Smith. We will also be joined by North Mountain CEO, Chuck Bernicker. With that, I'll turn the call over to Chuck to get us started today.

Chuck Bernicker
Thank you, Mark, and welcome, everyone. Thank you for making time to learn more about this great opportunity. I am Chuck Bernicker, CEO and sponsor of North Mountain Merger Corp., and I am thrilled to be here today to introduce the Corcentric team. As many of you know, I've been active in the FinTech ecosystem for the past 20 plus years, and in the SPAC ecosystem since 2015, and have extensive experience working with this capital structure, including as the CFO of a SPAC target, CardConnect, a consultant for Repay and Intermex, a sponsor for Billtrust, and now of Corcentric.

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I met Doug and the team in early 2021, as a mutual friend connected us. As we have gotten to know the Corcentric team and learn more about the company, three things really stand out. First, the extensive experience in the B2B sector in both software and payments, and the DNA to understand both buyers and suppliers, which Matt will elaborate on later in this presentation.

Second, Corcentric offers a broad range of solutions that provide multiple growth factors, both on the AP side as well as the AR side, to leverage the secular tailwinds we are seeing at B2B. And finally, I believe Corcentric will be a key player in the ongoing automation of the B2B sector, with a profitable scalable business and a great financial profile. The combination with North Mountain firmly positions cost center to meet the next level of anticipated growth. I couldn't be more excited to partner with this team.

With that, I am pleased to turn the call over to Doug Clark, founder and CEO, and the rest of the Corcentric team.

Doug Clark
Welcome to Corcentric’s first analyst day meeting, and a huge thank you for spending your valuable time to attend this very special day for the Corcentric organization. Our goal is to provide you significant insight into how Corcentric has built a business model that is transforming how companies purchase, pay and get paid. I founded the Company in 1996. Our legacy business models at that time eventually has become known in today's world, as B2B Fintech.

We have been building and refining our platform over the last 25 years. The left-hand side of this slide outlines in broad terms where we are today. We provide enterprise and mid-market companies a single path to transition their back office to digital and technologically enhanced processes versus multiple point solutions available in the marketplace today.

Utilizing proprietary software and advisory services that are connected to our multifaceted payments platform, we deliver measurable results such as sustainable growth, optimizing working capital, and increasing our customers EBITDA. On the right side of the slide, we believe the numbers relating to scale, performance and profitability speak for themselves, and are, we believe, the precursor to a bright future.

As you view this slide, please note the company knowledge and experience that resides with Matt Clark, who joined in 2001, Mark Joyce, who joined in 2006, and myself, the group that is now combined with the executive leadership talent outlined on this slide. Over the last three years, Matt has been methodically building a team that is capable of executing Corcentric’s future revenue growth and profitability goals as a public company. I believe I have a keen sense for management talent, and this lineup is deep in knowledge and strong in can and will do leadership attributes.

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The problem as it currently exists, is ecommerce B2B transactions between buyers and sellers are difficult and extremely complex. The advent of the Internet, and digitalization has provided many advancements in transaction processing, particularly in the B2C space. However, in the B2B world, a proliferation of point solutions and disparate enterprise system has created a void in the B2B ecosystem. Whether it's sourcing, invoice billing, accounts payable workflow, payments, or remittance processing, there is a missing hub that could accommodate access for multiple workflow solutions, and ERP systems to interact one to many, or many to many.

In addition, COVID has created a sense of urgency for organizations to digitalize paper-based processes. All this complexity has landed at the doorstep of the office of the CFO. Our solution and vision was to create a model that would serve both buyers and suppliers, utilizing a combination of software, services, and payment capabilities. The goal was to simplify integration, improve efficiencies, and accuracy and bring value to both sides of all transactions in the B2B ecommerce ecosystem.

To enable companies to purchase, pay and get paid efficiently, we created a model where we are the payment hub between buyers and suppliers for transaction processing, or more simply defined, the network of networks. Matt Clark, our President and COO will share a case study demonstrating how a large truck manufacturer has utilized Corcentric’s technology and approach to power their home private commerce network. The success of that engagement has resulted in nearly doubling their sales since adopting our model in 2013.

It's worthy to note that the same truck manufacturer first experienced our transaction processing and payment capabilities as a supplier in our GPO network. This demonstrates the flywheel effect that is generated by Corcentric being in the middle of B2B transactions and optimizing processes for both the buyer and supplier. This has enabled us to serve as a network of networks in B2B ecommerce.

Our journey started 25 years ago. While the company has been working this model since 1996, in 2010, we commenced an acquisition strategy to complement our in-house proprietary capabilities that had been developed as the platform for our legacy GPO business. Our first acquisition was an accounts payable workflow solution. In recent years, we've doubled down on technology investments and enhanced our payment and sourcing capabilities via a series of strategic acquisitions, culminating in our acquisition of a payments company in December of 2020.

Over time, we've continued to innovate across the continuum of source-to-pay and order cash ecosystems. We've also made significant investments to integrate these acquisitions, from a people, process and technology perspective. To provide you insight into our opportunity, I would now like to introduce Matt Clark, who will elaborate on the cohesive and comprehensive solutions that we have developed that delivers value to both buyers and suppliers throughout the entire B2B transaction lifecycle, from source all the way through to payment, enabling Corcentric to deliver consistent, sustainable, and profitable growth at scale. Simply put, we have created a business model that is positioned as a trusted advisor to the office of the CFO, and positioning us as the network of networks, transforming how businesses purchase, pay and get paid.

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I now introduce Matt Clark.

Matt Clark
Thank you, Doug. Let's start my portion of the presentation by looking at our total addressable market. The TAM for our offerings is massive, no matter how you measure it, and it's growing at a rapid pace. The fact that we generate revenue from both payments and software globally, allows us to go after the $120 trillion global payments volume opportunity, as well as the $140 billion B2B software and services revenue opportunity.

I'd also like to highlight the $2 billion whitespace opportunity that's available just within our existing customer base. This represents the revenue opportunity that is available to us just from cross selling and upselling to our existing customers. We believe this will be a big growth driver that will come with the low customer acquisition costs from selling to our existing customers. We are differentiated and our TAM is significantly larger than our peers due to the fact that our solutions address the full spectrum of source-to-pay which encompasses procurement and accounts payable, as well as order-to-cash which encompasses accounts receivable, and our solutions are sold to the mid-market and enterprise space on a global scale.

Companies in our comp set have a heritage in one specific area, and have either continued to stay in that lane, or in the very early days of attempting to branch out. Coupa has a heavy focus on the procurement portion of the source-to-pay lifecycle. AvidXchange is very much focused on the AP portion of the source-to-pay lifecycle. Billtrust is focused on the order-to-cash or AR side of the equation. Bill.com addresses both sides but is selling primarily to the SMB space. We believe addressing the full spectrum of sources to pay in order-to-cash like we do is a distinct advantage when it comes to both winning in the marketplace and maximizing our growth potential.

As you can see from this next slide here, there's a lot involved in getting a B2B transaction through the entire lifecycle, and we have capabilities that support each of these steps, sourcing capabilities to help buyers and suppliers collaborate for sourcing events. We streamline the exchange of purchase orders and invoices between buyers and suppliers. Our payment capabilities facilitate the ideal payment modality and payment timing for both the buyer and supplier. Other players in the marketplace are only providing solutions for a portion of this lifecycle.

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Our truly differentiated approach to optimizing every step in the B2B transaction lifecycle for both buyers and suppliers, we believe gives us an advantage when we are competing in the marketplace. This unique combination of end-to-end source-to-pay and order-to-cash solutions delivered through a combination of software payments and services allows us to deliver significant ROI, drive operational improvements, and optimize working capital and cash flow in a way that nobody else can from a speed, certainty and magnitude perspective. There's a high barrier to entry for anyone looking to expand their offerings to address more of this lifecycle from a software perspective and or build out the full suite of payment and supply chain finance capabilities that we have.

The players that are out there typically fall into one of two buckets, either they're a software company or a financial institution. Software companies have the DNA to do the technology well, but typically lack the DNA to do payments well. Financial institutions have the DNA to do finance and treasury well, that typically lack the DNA to do software well. We have had the combination of software and payments as part of our core DNA from day one.

Our differentiated and unique approach to creating value for our customers gives us multiple points of entry and allows us to fully monetize each buyer supplier transaction across the entire B2B value chain. Through our software, payments and advisory capabilities, we have the ability to get multiple bites at the apple all at once, if we are providing a turnkey full suite solution, or over time in a land and expand fashion. For example, an advisor engagement can lead to a recurring revenue software engagement, which can ultimately lead to a larger recurring revenue payments opportunity.

I would also point out that when you look at the take rate we command with our payments offering on average somewhere in the 170 to 250 basis point range, you'll notice that significantly higher than other payments providers. This is due to the fact that we have multiple payment modalities we can leverage along with our willingness and ability to take a trade finance position. This allows us to apply the right combination of payment modality and payment timing to deliver maximum value, which in turn leads to maximizing revenue for ourselves.

As we take a closer look at our solutions, this slide represents our source-to-pay capabilities. It shows the additional details of our source of pay capabilities and shows the capabilities we have to support the entire buy side lifecycle of a B2B relationship. We can land a new customer with either a full suite approach where they can use all these capabilities in turnkey fashion from the start, or we can land with certain modules and expand over time.

Similarly, on the order-to-cash side we have capabilities to support the entire sell side lifecycle of the B2B relationship. Other order-to-cash or AR solution providers stop at providing technology to improve certain aspects of this order-to-cash lifecycle. We take it a big step further with our willingness and ability to take a trade finance position on all or a portion of our customers AR portfolio, allowing our customers to realize guaranteed outcomes like significant cash flow, liberation, and working capital optimization.

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A few other points to make as it relates to taking a trade finance position, it carries historically an incredibly low default rate, it enables us to command superior take rates, and it creates a highly sticky product. Because our order-to-cash solution is so unique and differentiated, I'd like to spend some more time teasing this out. This slide does a really good job of laying out the complete lifecycle of order-to-cash, and it gives you a feel for the number of solution providers a company would have to stitch together to try to accomplish what we can deliver as a single solution provider.

The more solution providers you try to stitch together, the longer and harder it is to achieve the desired outcomes. We believe this is providing a major advantage for us in the marketplace. CFOs have tried to stitch together an approach for many years and have not been able to get the outcomes they're looking for. Our turnkey approach simplifies everything for them, gives them a clear line of sight to meaningful, guaranteed outcomes. Being able to deliver such outsized outcomes, we believe also allows us to generate very attractive commercial economics and deal sizes that are consistently in excess of seven figures from a recurring revenue perspective and delivered at attractive gross margins.

Another thing I'd like to highlight as it pertains to order-to-cash is the importance of being that network of networks and removing the friction that exists today for most suppliers. Suppliers are increasingly burdened with having to integrate with the systems and processes that their customers are rolling out from a source-to-pay perspective. They're faced with many different levels of sophistication, and the expectation that they will be able to seamlessly integrate with all the ERP systems like SAP and Oracle, and third-party networks like Coupa and Ariba to exchange purchase orders, invoices and ultimately payments.

Managing all of these one offs leads to friction with their customers inhibits growth and creates a situation where the supplier has little ability to dictate and manage cash flow. We provide an immediate answer to this challenge, where the supplier has one process and one integration with Corcentric for their entire customer base. And then we swivel chair and take care of all the variability and complexity that their customers have introduced. I'll share a case study a little bit later that will really bring this to light.

To put a bow on the order-to-cash topic, there are fundamental challenges that are prevalent in the order-to-cash world for companies in all industries. The solutions that have been available to solve for these fundamental challenges have not met the mark and have provided a big opportunity for provider like us to be the provider to take advantage of this opportunity. We're seeing validation of this on an almost daily basis with the reaction we're getting from prospects, the deals we're signing and the outcomes that we're delivering.

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Addressing both sources to pay and order-to-cash is enabling us to build a proprietary B2B commerce network that optimizes every transaction for both buyers and sellers, regardless of whether our customer is on the buy or the sell side of the equation. Adding one source-to-pay customer results in their hundreds or thousands of suppliers being added to our B2B network and adding one order-to-cash customer results in their hundreds or thousands of buyers being added to our B2B network. This creates a powerful flywheel effect where our proprietary B2B commerce network continues to grow exponentially, and we become the hub for more and more B2B transactions. And we believe it's going to position us to become the pre-eminent B2B payments network or commerce network of networks, much like a Visa or MasterCard has done in the B2C space.

Key to being able to do what we do is that our platform and technology stack are specifically designed with all the key characteristics required to serve as a B2B commerce hub. Our platform has been specifically designed to be a B2B commerce hub. Some key features to highlight are the robust extension framework that allows for best in breed latest and greatest complementary technologies to be easily plugged into the platform. This allows us to rapidly take advantage of new technologies as they emerge. We also have deep integration capabilities, which is critical for being able to interface with ERP systems, and other third-party networks at scale, allowing us to serve as the network of networks.

Finally, we have a business innovation lab that is dedicated to working on disruptive technologies like AI, machine learning, robotic process automation and blockchain. We believe our technology framework provides another competitive moat that is not easy to replicate without a major business model shift and without major investments upfront and ongoing capital. Our solutions scale very well both horizontally and vertically.

We serve a diverse set of industry verticals, and have highly referenceable customers in all verticals, which gives us a distinct advantage when trying to land new logos. Also, the diversity of our customer base helps to protect us from being overly exposed to vertical specific cycles. The broad applicability of our solutions to many different end markets creates a very large addressable market. Finally, through the organic growth and acquisitions we have done, we have created that $2 billion whitespace opportunity that was talked about and referenced earlier.

I'd like to walk through a few case studies that will help bring to life what we talked about thus far and really bring to life the mission critical work we're doing for our customers. On the source-to-pay side, a Fortune 500 chemical distributor selected us to completely transform their indirect spend on a global scale. They're taking advantage of all of our source-to-pay software payment and services capabilities to drive significant savings, $6.5 million in a relatively short period of time.

We've also helped them unlock significant cash flow. This engagement nets us north of $2 million in recurring revenue. Those customers typically required to RFP and engagement of this size and magnitude, but they quickly realized that there was no one else that could provide a similar solution, so we were awarded this business without having to go through a competitive RFP process.

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On the order-to-cash side, one of the world's largest tire and rubber companies hired us to address order-to-cash challenges they were having with key strategic customers. We started with their largest customer and have since expanded to other key accounts. They were struggling on all fronts in terms of meeting the needs of their customers in terms of how they wanted to exchange purchase orders and invoices and how they wanted to manage payments from a timing and modality perspective.

Our turnkey solution that includes all of our order-to-cash software, payment and services, was able to solve for these challenges in quick fashion and generate needle moving outcomes for them in a way that no other single solution provider could. This is a multimillion-dollar recurring revenue account that we will believe--that we believe will continue to grow as they leverage our order-to-cash solution for more of their customer base.

I'd like to do a little bit of a deeper dive on this case study to highlight some of the points that were made earlier when I was talking about our differentiated order-to-cash solution. The network effect was key in this engagement from a few different perspectives. We were able to land this customer by converting them from a group purchasing organization supplier where they got a taste of our order-to-cash capabilities, to a full-fledged order-to-cash customer, we were able to rapidly implement our solution because we were already integrated with this supplier, and we were already integrated with the SAP system and processes that their largest customer was using from a source-to-pay perspective.

Our network effect was on display again when their largest customer decided to switch their source-to-pay solution from SAP Ariba to Coupa. Normally, this would be a big burden for a supplier because they would be required to integrate with the new solution and go through all the upfront and ongoing pain that comes with it. We were able to seamlessly pivot given we were already integrated with Coupa and have the subject matter expertise on how to make it seamless for our customer, the supplier in this case, and their customer the buyer in this case.

This engagement also highlights the power of our ability to land and expand. We execute and deliver great outcomes with their largest customer, which alone delivered seven figures in recurring revenue. This validation has led to more of their customer base being on boarded to our solution. As more customers are on boarded, the volume we're processing grows and our revenue from this particular relationship grows in lockstep.

The last thing I'll highlight is the importance of creating a win win win scenario. In each of these engagements, we’re focused on delivering great outcomes to our customer, the supplier, but we're also focused on delivering great outcomes to our customer’s customers, the buyer. Our unique combination of capabilities, combined with our balanced view of what is needed to be successful from both an order-to-cash and source-to-pay perspective. And the network of network effect we're bringing to bear creates a true win win win scenario, where our customer wins, their customers win, and ultimately, we win from the stickiness and revenue growth that results from this.

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Last but certainly not least, Daimler leverages a combination of our order-to-cash and source-to-pay capabilities to optimize their private commerce network, which consists of dealers and distributors on the sell side of the equation and their top 1,000 customers on the buy side. Key to this engagement was being able to tackle the integration complexity that comes from 17,600 unique system connections, which involve integrating with ERP systems, and point of sale systems on the dealer side, as well as ERP and source-to-pay systems on the customer side, think SAP, Oracle, Ariba, Coupa, etc. The results have been tremendous outcomes for all parties in the ecosystem, the dealers, the customers and Daimler themselves, highlighted by a 59% DSL reduction and an 86% reduction in disputes. And Daimler sales for this program have grown from $600 million when we first started with them to north of a billion annually.

There are no shortage of opportunities to drive growth going forward. This starts with a massive $2 billion whitespace cross sell opportunity within our existing customer base, from both a software and payments offering perspective. Shortly I'll walk through the opportunity to monetize the $100 billion plus of annual transaction volume currently flowing through our platform. Fritz will walk through how we are driving growth through our go to market strategy. grow through international expansion should come in the form of providing more solutions to our existing international customer base and expanding into adjacent regions to where we already have a footprint.

From an M&A standpoint, our most recent acquisition of Vendorin provides a good example of how M&A provides multiple levers of growth. This acquisition allowed us to expand our payment capabilities, which has given us an ability to generate more revenue with our source-to-pay software customer base. Adding this AP payments offering for an existing source-to-pay software customer multiplies that recurring revenue by a minimum of 3x to 5x. The vendor and customer base that we acquired is comprised of enterprise sized companies that are prime prospects for our source-to-pay offering, as well as our order-to-cash solution. Finally, new products and innovation should allow us to continue to cross sell and upsell with complementary offerings.

I’d like to spend a little more time talking about the growth lever around monetizing the $100 billion plus of transaction volume flowing through our platform. We have $100 billion plus of annual transaction volume flowing through our platform that we're in the very early days of monetizing. We're currently monetizing about $3 billion of that $100 billion.

To put this in slightly different terms, the $3 billion that we're currently monetizing represents volume where we're in the payment flow and making money on the money in some form or fashion. The remaining $97 billion is volume that would be attributable to software only customers, where we have direct line of sight into their transaction volume. For example, invoice data, payment data, and the like, but we're not in the payment flow. The diverse set of payment capabilities we have gives us multiple ways to monetize this volume, which is an advantage over other payment companies that have gone all in on certain payment modalities like virtual cards. Having multiple ways in which we can monetize the volume allows us to apply the right payment method and right payment timing strategy to maximize value for our customers and maximize the revenue potential for ourselves.

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I'll give you an example of what this looks like on both the source-to-pay and order-to-cash side of the equation. From a source-to-pay perspective, we were able to sell our AP payment solution to a longtime source-to-pay software only customer where we are now executing payments to their suppliers on their behalf. This took 100k recurring revenue account and converted it to an account that will generate north of a million dollars from an annual recurring revenue perspective an almost 10x increase.

On the order-to-cash side, we're engaged with a longtime order cash software only customer in Europe that uses our electronic bill distribution capabilities on an opportunity to get in the payment flow via our trade finance capabilities. We believe this will grow the recurring revenue from 90k to a conservative $1.5 million annually, an almost 16x increase. These examples are just the tip of the iceberg of what's been set up through our organic evolution and the acquisitions that we've done over the past few years. We believe we're very well positioned and have a clear strategy for how to pounce on this opportunity that is sitting right in front of us.

And with that, I'll hand it over to our Chief Revenue Officer, Fritz Smith, to talk more about our go to market strategy. Fritz, take it away.

Fritz Smith
Thank you, Matt. Now let's move to the Corcentric go-to-market strategy. We have a straight-forward go-to-market with our mix being constructed of approximately 90% direct and 10% indirect. The team on the direct basis effectively sells with post sale support from global customer care, delivering, delighting and supporting sold engagements. The direct team will ensure a smooth transition between sale and implementation, remaining engaged throughout the lifecycle of the customer.

On a direct basis, our messaging is focused on the end-to-end capability of the Corcentric platform, with the power of payments bringing together the AR AP boundary from source-to-settle. There is a distinctive network effect relative to the number of buyers and suppliers inside the Corcentric community, buyers are suppliers and suppliers are buyers. The power of our installed base enables upsell and cross sell opportunity, and in particular, our ability to syndicate back office digital transformation. The team is effectively segmented across the traditional S&P industries.

On an indirect basis, in instances where an opportunity has been qualified that is more discrete in nature, we send it through one of our established channel partners. These opportunities range from 75k to 125k of SaaS software. In addition, we have a set of referral partners that leverage their established relationships to introduce the Corcentric value proposition. Furthermore, we have technology partners that operate as a complement to the Corcentric solution. There's another aspect of our market coverage. This represents a very efficient low-cost form for complementary market coverage. Finally, we conduct quarterly business reviews between the respective teams and our installed base of customers to tease out additional opportunities that may exist within the account. I would also say that this go to market strategy is proven to be very effective, and that we have just concluded providing a large-scale customer the most material offer in our company's history.

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In the industry segmentation of the direct team, we've been very deliberate with our focus. Each team member has a respective territory for their industry. Furthermore, per industry, that persona focus is on the office of the CFO, via market research and collaborative form of business development representatives. We uncover the selective points of pain or initiatives tied to business outcomes, strategies, product line expansion, new market penetration, etc.. thereby crafting a specific message via the appropriate channels, call it Email, webinar, copy, trade panel, social, etc.

Through light advisory assisted discovery, we have distinct ability to map the appropriate solution against the business problem. So, here is the coalescence of the way that team members focus on those personas and complete the go to market. We've seen a number of CFO challenges out there. As a result of much of the business uncertainty of COVID and the pandemic, CFOs have had a challenge, and there's a delay in their ability to implement their cash management strategies, resulting in inefficiencies of working capital.

Manual methods have continued to persist, check, delayed payments, poor terms, et cetera. This highlighted the inefficiency with the labor and timing of getting things done. Case in point would be a printed check run being executed once a month, versus utilizing the power of a digital platform. There's an extraordinary array of discrete vendor options out there. The need to fully integrate a solution has created a distinct advantage for Corcentric, and our ability to create an integration resolution. And a lack of back office digital transformation has amplified the inefficient application of labor to fulfill those functions.

What's distinct and different about Corcentric is our unique all in one solution. Corcentric has a unique proposition when conferring with the office of the CFO relative to specific initiatives/programs that will require capital formation and the application of either capital or operational expense to support those initiatives. Our ability to apply technology in the realm of source-to-pay through payments to order-to-cash constitutes our first unfair advantage. This clearly separates us from the discrete point solution providers with respect to the individual pillars that require integration and associated cost.

Our second unfair advantage is in the form of consultative advisory, with the office of the CFO. This is accomplished via an obtainment of a dataset, where you have the ability to determine the areas of working capital inefficiency, DSO, DPO, method of payment. Thereby, utilizing this as an illustration of their cash conversion cycle may have implicit inefficiencies, and our ability to unlock that working capital is a form and the basis to self-fund initiatives and programs discussed with no outlay of CapEx or OpEx dollars. Corcentric’s ability to be in the transaction via trade finance constitutes our third unfair advantage, dropping working capital to the bottom line for strategic application via the discussions we had with the office CFO. This all-in-one capability covers the spectrum of purchase, pay and get paid.

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So to wrap up the office of the CFO go to market, as I mentioned, the pandemic has highlighted finance leaders that are long overdue for a wave of digital transformation. They're working tirelessly to navigate the unprecedented shocks to the supply chain, rapid shifts in customer demand, and the challenges of managing a remote workforce. Coincidentally, at the same time, CFOs are being asked by their companies to take on more responsibility. The office of the CFO currently averages 6.2 functions versus 4.5 in 2016.

There's been a chronic underinvestment while the need for digital transformation is top of mind. Some quick effects if you will, about 60% of procurement and finance organizations today are not automating finance and procurement solutions. Teams spend about 80% of their workday performing manual tasks. Roughly 50% of the companies lack the talent internally or bandwidth to achieve their financial digital transformation goals. And over 80% of companies are engaging on a plan to engage and manage with a service provider to guide their efforts, and half of them are looking for a partner to provide that type of solution, software implementation and managed service.

The big investments we see over the next five years, AP AR invoice and process automation constitutes half, a strategy for AP payments about 40%, and manage your services for optimizing financial operations is at 20% and growing. And looking at a factoring or supply chain financing strategy is about 15%. So through this recent survey, companies are looking for four of the following from provider experts in the industry, a solution to come accommodate their unique needs, a demonstration of success with others, and solutions providing partnership with their bank.

So in conclusion and summary, with respect to our go to market, our teams have a very straight-forward go-to-market in combination with our target market emphasis, focus of message and persona, tied to a unique solution has Corcentric ideally positioned to create a material impact on the office of the CFO with our targeted industries. I thank you.

Now changing focus to our Chief Financial Officer Tom Sabol, will now provide you financial overview. Tom, over to you.

Tom Sabol
Thank you, Fritz. While Doug and Matt touched on some of our recent financial performance and our 2022 and 2023 projections a bit earlier, let me provide some additional details in color. For calendar year 2022, we are projecting adjusted revenue of approximately $149 million, a 30% increase over 2021 with adjusted gross margins of 69% and adjusted EBITDA margins of 28%. Please note that the adjusted EBITDA margin excludes approximately $4.8 million of estimated public company costs. So when including such costs are projected adjusted EBITDA margins would be approximately 26%.

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In addition, we had dollar base net revenue retention of 106% in 2021. We have a long history of profitability going back to the inception of the company, and a recent track record of mid 20 plus percent adjusted EBITDA margins. With respect to our revenue model, we have three components to our model, software, payments, and advisory and other. Within software, which made up 29% of 2021 adjusted revenue, this follows the traditional SaaS model, and is primarily subscription based, with contracts that auto renew annually after an initial three-year term.

Payments revenue, which made up 54% of 2021 adjusted revenue, is primarily based on a percentage of the dollar volume of the transactions we process or the number of transactions processed. We sit in the financial flow of a transaction and apply a take rate to the payment we make to the supplier of goods and services. As mentioned by Matt, these take rates may vary depending upon the monetization’s methods, and the amount of credit risk, guaranteed DSL improvements, and other services we provide to our customers. It is important to note that over 80% of our adjusted revenue is either recurring or reoccurring.

Lastly, advisory and other revenue, while a smaller percentage of our adjusted revenue, they are an important part of our solution suite with our advisory services generating revenue primarily through project-based fees. An example would be where we advise clients on the sourcing of product or services on an hourly or savings contingency basis.

Two important operating metrics that we look at to measure the health of our business are monetized transaction volume, or MTV and dollar base net revenue retention. Monetized transaction volume is the total volume of dollars, where our revenue is derived from being in the payment flow, and we earn a percentage of the total dollars processed. This is the almost $3 billion that Matt mentioned earlier that we processed in 2021.

Our MTV increased 44% in 2021, over 2020 from both organic growth coming off of 2020 MTV being impacted by COVID and our December 2020 acquisition of Vendorin, which enhanced our payments offering to include virtual card modality as well as adding their enterprise customer base. In addition, our dollar base net revenue retention rate has exceeded 100% over each of the past three years, even with the impact from COVID.

It is important to note that both of these metrics were growing steadily until 2020 when we experienced the COVID impact, similar to other companies in our space. The COVID impact was mostly in areas where we earn revenue as a percentage of the transaction volume we process, as well as in advisory services, where projects were delayed beginning in Q2 of 2020. As noted from the charts, both of these metrics rebounded in 2021.

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We believe we have a compelling financial profile. While our top line revenue growth has been impacted by COVID and integrating recent acquisitions, we believe we have a differentiated profitability profile from a number of our competitors. Our adjusted gross margins have consistently been in the upper 60% range each of the last three years. And in addition, our adjusted EBITDA margins have been in the mid to upper 20s level, even as we have increased investments in our sales organizations, products, as well as integrating recent acquisitions.

As discussed by Doug and Matt earlier, over the past several years, we have been expanding our products and services to provide a complete end to end solution suite to our customers. Some of this has been developed internally, and some through acquisitions. As noted by Matt, we have made three strategic acquisitions in 2019 and 2020 as we've expanded our product and service offerings, to again, provide a complete end to end solution suite to our customers. Each of these acquisitions have come with different adjusted gross margins, and different EBITDA margins. Yet, we believe that we have integrated these well into our offerings, and to our financial performance.

Now looking at our go forward financial projections. With our investments and enhancing our product and service offering, strengthening our sales and go to market strategy, and the integration of our recent acquisitions, we believe we are well positioned for growth moving forward. Our financial projections for 2022 and 2023, highlight top line organic adjusted revenue growth, approaching 30% through cross selling of our solutions to current customers, and adding new logos.

Our recent bookings growth accelerated in 2021, and in addition, we have recently signed what we believe could be our largest contract in the company's history when a new order-to-cash customer is fully ramped. We also expect to benefit from our recent acquisitions in the integration and investment in our platform, and we believe that our adjusted gross margins should continue to be strong and approach 70% and that adjusted EBITDA margins should expand as well as we leverage our revenue growth with our recent investments.

From a business revenue mix perspective, our revenue mix should continue to evolve. As we believe our payments revenue should command higher growth rates, resulting in payments revenue exceeding 60% of revenue by 2023. In addition, we believe that our recurring and reoccurring adjusted revenue from payments and software should expand to 85% by 2023.

Lastly, we want to share our medium-term operating targets with you. We see these as three-to-five-year targets. We are focused on adjusted revenue growth, adjusted gross margins, and adjusted EBITDA margins. We believe that with the large TAM and our cross selling and whitespace opportunities that we should be able to grow our top line at 25% plus annually going forward. We also believe we can leverage this top line growth and enhanced revenue mix into adjusted gross margins in excess of 70%. And we believe adjusted EBITDA margins should exceed 30% when including public company costs going forward.

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With that, I would like to now turn the call back over to Doug Clark for some concluding remarks. Doug.

Doug Clark
Thank you, Tom. I just want to take a few minutes summarizing how we differentiate ourselves in the B2B ecommerce marketplace. By focusing on the entire O2C and S2P lifecycle, and adding payment solutions, we address a sizable TAM. The combination of software payments and advisory services, we believe is unique and positions us well. It has enabled us to become the network of networks hub for both buyers and suppliers.

We are able to address enterprise and middle market companies across numerous industry verticals. Our unique capabilities provide for numerous opportunities to cross sell to our existing customer base, as well as attract new logos. We also believe the unique combination will provide not only enhanced revenue growth, but also continued and enhanced profitability.

Thank you all for joining us today.

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